UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

VERTICAL COMMUNICATIONS, INC.
(Name of Issuer)

Common Stock, $0.01 par value per share
(Title of Class of Securities)

04314L205
(CUSIP Number)

December 31, 2007
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule 13G is filed:
☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 04314L205
1	NAME OF REPORTING PERSON: Steven R. Becker I.R.S. Identification Nos. of above persons (entities only):
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	5	SOLE VOTING POWER: 1,648,277*
	6	SHARED VOTING POWER: 0*
	7	SOLE DISPOSITIVE POWER: 1,648,277*
	8	SHARED DISPOSITIVE POWER: 0*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,648,277*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 3.1%*
12	TYPE OF REPORTING PERSON IN
* Based on information set forth on the Form 10-Q of Vertical Communications, Inc. (the “Company”), as filed with the Securities and Exchange Commission (the “SEC”) on November 19, 2007, there were 52,359,134 shares of the Company’s common stock, par value $0.01 per share (the “Shares”), issued and outstanding as of November 1, 2007. As of December 31, 2007 (the “Reporting Date”), SRB Greenway Capital, L.P. (“SRBGC”) owned (i) 39,857 Shares, and (ii) 72 shares of the Company's preferred stock, par value $1.00 per share (the "Preferred Stock"), which are convertible into 91,139 Shares, SRB Greenway Capital (Q.P.), L.P. (“SRBQP”) owned (i) 713,686 Shares, and (ii) 563 shares of Preferred Stock, which are convertible into 712,658 Shares, and SRB Greenway Offshore Operating Fund, L.P. (“SRB Offshore” and collectively with SRBGC and SRBQP, the "Greenway Funds") owned (i) 45,367 Shares, and (ii) 36 shares of Preferred Stock, which are convertible into 45,570 Shares. SRB Management, L.P. (“SRB Management”) is the general partner of SRBGC and SRBQP and the general partner and investment manager of SRB Offshore. BC Advisors, LLC (“BCA”) is the general partner of SRB Management. Steven R. Becker is the sole principal of BCA. As a result, Mr. Becker possesses sole power to vote and to direct the disposition of the securities held by the Greenway Funds. In addition, as of the Reporting Date, Walker Smith Capital, L.P. (“WSC”) owned (i) 12,789 Shares, and (ii) 41 shares of Preferred Stock, which are convertible into 51,899 Shares, Walker Smith Capital (Q.P.), L.P. (“WSCQP”) owned (i) 72,956 Shares, and (ii) 231 shares of Preferred Stock, which are convertible into 292,405 Shares, Walker Smith International Fund, Ltd. (“WS International”) owned (i) 110,046 Shares, and (ii) 348 shares of Preferred Stock, which are convertible into 440,506 Shares and HHMI Investments, L.P. (“HHMI” and collectively with WSC, WSCQP and WS International, the "WS Funds") owned (i) 41,085 Shares, and (ii) 130 shares of Preferred Stock, which are convertible into 164,557 Shares. WS Capital Management, L.P. (“WSC Management”) is the general partner of WSC and WSCQP, the agent and attorney-in-fact for WS International, and the investment manager for HHMI. WS Capital, L.L.C. (“WS Capital”) is the general partner of WSC Management. Reid S. Walker and G. Stacy Smith are principals of WS Capital. As a result, WSC Management, WS Capital, and Messrs. Reid S. Walker and G. Stacy Smith possess shared power to vote and to direct the disposition of the securities held by the WS Funds. Thus, as of the Reporting Date, for the purposes of Reg. Section 240.13d-3, (i) Steven R. Becker is deemed to beneficially own 1,648,277 Shares, or approximately 3.1% of the Shares deemed issued and outstanding as of the Reporting Date and (ii) WSC Management, WS Capital, and Messrs. Reid S. Walker and G. Stacy Smith are deemed to beneficially own 1,186,243 Shares, or approximately 2.2% of the Shares deemed issued and outstanding as of the Reporting Date. Each of the reporting persons hereby expressly disclaims membership in a “group” under Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder with respect to the Shares reported herein, and this Schedule 13G shall not be deemed to be an admission that any such reporting person is a member of such a group.

CUSIP No. 04314L205
1	NAME OF REPORTING PERSON: WS Capital, L.L.C. I.R.S. Identification Nos. of above persons (entities only):
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	5	SOLE VOTING POWER: 0*
	6	SHARED VOTING POWER: 1,186,243*
	7	SOLE DISPOSITIVE POWER: 0
	8	SHARED DISPOSITIVE POWER: 1,186,243*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,186,243*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 2.2%*
12	TYPE OF REPORTING PERSON HC/OO
* Based on information set forth on the Form 10-Q of Vertical Communications, Inc. (the “Company”), as filed with the Securities and Exchange Commission (the “SEC”) on November 19, 2007, there were 52,359,134 shares of the Company’s common stock, par value $0.01 per share (the “Shares”), issued and outstanding as of November 1, 2007. As of December 31, 2007 (the “Reporting Date”), SRB Greenway Capital, L.P. (“SRBGC”) owned (i) 39,857 Shares, and (ii) 72 shares of the Company's preferred stock, par value $1.00 per share (the "Preferred Stock"), which are convertible into 91,139 Shares, SRB Greenway Capital (Q.P.), L.P. (“SRBQP”) owned (i) 713,686 Shares, and (ii) 563 shares of Preferred Stock, which are convertible into 712,658 Shares, and SRB Greenway Offshore Operating Fund, L.P. (“SRB Offshore” and collectively with SRBGC and SRBQP, the "Greenway Funds") owned (i) 45,367 Shares, and (ii) 36 shares of Preferred Stock, which are convertible into 45,570 Shares. SRB Management, L.P. (“SRB Management”) is the general partner of SRBGC and SRBQP and the general partner and investment manager of SRB Offshore. BC Advisors, LLC (“BCA”) is the general partner of SRB Management. Steven R. Becker is the sole principal of BCA. As a result, Mr. Becker possesses sole power to vote and to direct the disposition of the securities held by the Greenway Funds. In addition, as of the Reporting Date, Walker Smith Capital, L.P. (“WSC”) owned (i) 12,789 Shares, and (ii) 41 shares of Preferred Stock, which are convertible into 51,899 Shares, Walker Smith Capital (Q.P.), L.P. (“WSCQP”) owned (i) 72,956 Shares, and (ii) 231 shares of Preferred Stock, which are convertible into 292,405 Shares, Walker Smith International Fund, Ltd. (“WS International”) owned (i) 110,046 Shares, and (ii) 348 shares of Preferred Stock, which are convertible into 440,506 Shares and HHMI Investments, L.P. (“HHMI” and collectively with WSC, WSCQP and WS International, the "WS Funds") owned (i) 41,085 Shares, and (ii) 130 shares of Preferred Stock, which are convertible into 164,557 Shares. WS Capital Management, L.P. (“WSC Management”) is the general partner of WSC and WSCQP, the agent and attorney-in-fact for WS International, and the investment manager for HHMI. WS Capital, L.L.C. (“WS Capital”) is the general partner of WSC Management. Reid S. Walker and G. Stacy Smith are principals of WS Capital. As a result, WSC Management, WS Capital, and Messrs. Reid S. Walker and G. Stacy Smith possess shared power to vote and to direct the disposition of the securities held by the WS Funds. Thus, as of the Reporting Date, for the purposes of Reg. Section 240.13d-3, (i) Steven R. Becker is deemed to beneficially own 1,648,277 Shares, or approximately 3.1% of the Shares deemed issued and outstanding as of the Reporting Date and (ii) WSC Management, WS Capital, and Messrs. Reid S. Walker and G. Stacy Smith are deemed to beneficially own 1,186,243 Shares, or approximately 2.2% of the Shares deemed issued and outstanding as of the Reporting Date. Each of the reporting persons hereby expressly disclaims membership in a “group” under Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder with respect to the Shares reported herein, and this Schedule 13G shall not be deemed to be an admission that any such reporting person is a member of such a group.

CUSIP No. 04314L205
1	NAME OF REPORTING PERSON: WS Capital Management, L.P. I.R.S. Identification Nos. of above persons (entities only):
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	5	SOLE VOTING POWER: 0*
	6	SHARED VOTING POWER: 1,186,243*
	7	SOLE DISPOSITIVE POWER: 0*
	8	SHARED DISPOSITIVE POWER: 1,186,243*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,186,243*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 2.2%*
12	TYPE OF REPORTING PERSON IA/PN

* Based on information set forth on the Form 10-Q of Vertical Communications, Inc. (the “Company”), as filed with the Securities and Exchange Commission (the “SEC”) on November 19, 2007, there were 52,359,134 shares of the Company’s common stock, par value $0.01 per share (the “Shares”), issued and outstanding as of November 1, 2007. As of December 31, 2007 (the “Reporting Date”), SRB Greenway Capital, L.P. (“SRBGC”) owned (i) 39,857 Shares, and (ii) 72 shares of the Company's preferred stock, par value $1.00 per share (the "Preferred Stock"), which are convertible into 91,139 Shares, SRB Greenway Capital (Q.P.), L.P. (“SRBQP”) owned (i) 713,686 Shares, and (ii) 563 shares of Preferred Stock, which are convertible into 712,658 Shares, and SRB Greenway Offshore Operating Fund, L.P. (“SRB Offshore” and collectively with SRBGC and SRBQP, the "Greenway Funds") owned (i) 45,367 Shares, and (ii) 36 shares of Preferred Stock, which are convertible into 45,570 Shares. SRB Management, L.P. (“SRB Management”) is the general partner of SRBGC and SRBQP and the general partner and investment manager of SRB Offshore. BC Advisors, LLC (“BCA”) is the general partner of SRB Management. Steven R. Becker is the sole principal of BCA. As a result, Mr. Becker possesses sole power to vote and to direct the disposition of the securities held by the Greenway Funds. In addition, as of the Reporting Date, Walker Smith Capital, L.P. (“WSC”) owned (i) 12,789 Shares, and (ii) 41 shares of Preferred Stock, which are convertible into 51,899 Shares, Walker Smith Capital (Q.P.), L.P. (“WSCQP”) owned (i) 72,956 Shares, and (ii) 231 shares of Preferred Stock, which are convertible into 292,405 Shares, Walker Smith International Fund, Ltd. (“WS International”) owned (i) 110,046 Shares, and (ii) 348 shares of Preferred Stock, which are convertible into 440,506 Shares and HHMI Investments, L.P. (“HHMI” and collectively with WSC, WSCQP and WS International, the "WS Funds") owned (i) 41,085 Shares, and (ii) 130 shares of Preferred Stock, which are convertible into 164,557 Shares. WS Capital Management, L.P. (“WSC Management”) is the general partner of WSC and WSCQP, the agent and attorney-in-fact for WS International, and the investment manager for HHMI. WS Capital, L.L.C. (“WS Capital”) is the general partner of WSC Management. Reid S. Walker and G. Stacy Smith are principals of WS Capital. As a result, WSC Management, WS Capital, and Messrs. Reid S. Walker and G. Stacy Smith possess shared power to vote and to direct the disposition of the securities held by the WS Funds. Thus, as of the Reporting Date, for the purposes of Reg. Section 240.13d-3, (i) Steven R. Becker is deemed to beneficially own 1,648,277 Shares, or approximately 3.1% of the Shares deemed issued and outstanding as of the Reporting Date and (ii) WSC Management, WS Capital, and Messrs. Reid S. Walker and G. Stacy Smith are deemed to beneficially own 1,186,243 Shares, or approximately 2.2% of the Shares deemed issued and outstanding as of the Reporting Date. Each of the reporting persons hereby expressly disclaims membership in a “group” under Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder with respect to the Shares reported herein, and this Schedule 13G shall not be deemed to be an admission that any such reporting person is a member of such a group.

CUSIP No. 04314L205
1	NAME OF REPORTING PERSON: Reid S. Walker I.R.S. Identification Nos. of above persons (entities only):
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	5	SOLE VOTING POWER: 0*
	6	SHARED VOTING POWER: 1,186,243*
	7	SOLE DISPOSITIVE POWER: 0*
	8	SHARED DISPOSITIVE POWER: 1,186,243*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,186,243*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 2.2%*
12	TYPE OF REPORTING PERSON IN

* Based on information set forth on the Form 10-Q of Vertical Communications, Inc. (the “Company”), as filed with the Securities and Exchange Commission (the “SEC”) on November 19, 2007, there were 52,359,134 shares of the Company’s common stock, par value $0.01 per share (the “Shares”), issued and outstanding as of November 1, 2007. As of December 31, 2007 (the “Reporting Date”), SRB Greenway Capital, L.P. (“SRBGC”) owned (i) 39,857 Shares, and (ii) 72 shares of the Company's preferred stock, par value $1.00 per share (the "Preferred Stock"), which are convertible into 91,139 Shares, SRB Greenway Capital (Q.P.), L.P. (“SRBQP”) owned (i) 713,686 Shares, and (ii) 563 shares of Preferred Stock, which are convertible into 712,658 Shares, and SRB Greenway Offshore Operating Fund, L.P. (“SRB Offshore” and collectively with SRBGC and SRBQP, the "Greenway Funds") owned (i) 45,367 Shares, and (ii) 36 shares of Preferred Stock, which are convertible into 45,570 Shares. SRB Management, L.P. (“SRB Management”) is the general partner of SRBGC and SRBQP and the general partner and investment manager of SRB Offshore. BC Advisors, LLC (“BCA”) is the general partner of SRB Management. Steven R. Becker is the sole principal of BCA. As a result, Mr. Becker possesses sole power to vote and to direct the disposition of the securities held by the Greenway Funds. In addition, as of the Reporting Date, Walker Smith Capital, L.P. (“WSC”) owned (i) 12,789 Shares, and (ii) 41 shares of Preferred Stock, which are convertible into 51,899 Shares, Walker Smith Capital (Q.P.), L.P. (“WSCQP”) owned (i) 72,956 Shares, and (ii) 231 shares of Preferred Stock, which are convertible into 292,405 Shares, Walker Smith International Fund, Ltd. (“WS International”) owned (i) 110,046 Shares, and (ii) 348 shares of Preferred Stock, which are convertible into 440,506 Shares and HHMI Investments, L.P. (“HHMI” and collectively with WSC, WSCQP and WS International, the "WS Funds") owned (i) 41,085 Shares, and (ii) 130 shares of Preferred Stock, which are convertible into 164,557 Shares. WS Capital Management, L.P. (“WSC Management”) is the general partner of WSC and WSCQP, the agent and attorney-in-fact for WS International, and the investment manager for HHMI. WS Capital, L.L.C. (“WS Capital”) is the general partner of WSC Management. Reid S. Walker and G. Stacy Smith are principals of WS Capital. As a result, WSC Management, WS Capital, and Messrs. Reid S. Walker and G. Stacy Smith possess shared power to vote and to direct the disposition of the securities held by the WS Funds. Thus, as of the Reporting Date, for the purposes of Reg. Section 240.13d-3, (i) Steven R. Becker is deemed to beneficially own 1,648,277 Shares, or approximately 3.1% of the Shares deemed issued and outstanding as of the Reporting Date and (ii) WSC Management, WS Capital, and Messrs. Reid S. Walker and G. Stacy Smith are deemed to beneficially own 1,186,243 Shares, or approximately 2.2% of the Shares deemed issued and outstanding as of the Reporting Date. Each of the reporting persons hereby expressly disclaims membership in a “group” under Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder with respect to the Shares reported herein, and this Schedule 13G shall not be deemed to be an admission that any such reporting person is a member of such a group.

CUSIP No. 04314L205
1	NAME OF REPORTING PERSON: G. Stacy Smith I.R.S. Identification Nos. of above persons (entities only):
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	5	SOLE VOTING POWER: 0*
	6	SHARED VOTING POWER: 1,186,243*
	7	SOLE DISPOSITIVE POWER: 0*
	8	SHARED DISPOSITIVE POWER: 1,186,243*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,186,243*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 2.2%*
12	TYPE OF REPORTING PERSON IN

* Based on information set forth on the Form 10-Q of Vertical Communications, Inc. (the “Company”), as filed with the Securities and Exchange Commission (the “SEC”) on November 19, 2007, there were 52,359,134 shares of the Company’s common stock, par value $0.01 per share (the “Shares”), issued and outstanding as of November 1, 2007. As of December 31, 2007 (the “Reporting Date”), SRB Greenway Capital, L.P. (“SRBGC”) owned (i) 39,857 Shares, and (ii) 72 shares of the Company's preferred stock, par value $1.00 per share (the "Preferred Stock"), which are convertible into 91,139 Shares, SRB Greenway Capital (Q.P.), L.P. (“SRBQP”) owned (i) 713,686 Shares, and (ii) 563 shares of Preferred Stock, which are convertible into 712,658 Shares, and SRB Greenway Offshore Operating Fund, L.P. (“SRB Offshore” and collectively with SRBGC and SRBQP, the "Greenway Funds") owned (i) 45,367 Shares, and (ii) 36 shares of Preferred Stock, which are convertible into 45,570 Shares. SRB Management, L.P. (“SRB Management”) is the general partner of SRBGC and SRBQP and the general partner and investment manager of SRB Offshore. BC Advisors, LLC (“BCA”) is the general partner of SRB Management. Steven R. Becker is the sole principal of BCA. As a result, Mr. Becker possesses sole power to vote and to direct the disposition of the securities held by the Greenway Funds. In addition, as of the Reporting Date, Walker Smith Capital, L.P. (“WSC”) owned (i) 12,789 Shares, and (ii) 41 shares of Preferred Stock, which are convertible into 51,899 Shares, Walker Smith Capital (Q.P.), L.P. (“WSCQP”) owned (i) 72,956 Shares, and (ii) 231 shares of Preferred Stock, which are convertible into 292,405 Shares, Walker Smith International Fund, Ltd. (“WS International”) owned (i) 110,046 Shares, and (ii) 348 shares of Preferred Stock, which are convertible into 440,506 Shares and HHMI Investments, L.P. (“HHMI” and collectively with WSC, WSCQP and WS International, the "WS Funds") owned (i) 41,085 Shares, and (ii) 130 shares of Preferred Stock, which are convertible into 164,557 Shares. WS Capital Management, L.P. (“WSC Management”) is the general partner of WSC and WSCQP, the agent and attorney-in-fact for WS International, and the investment manager for HHMI. WS Capital, L.L.C. (“WS Capital”) is the general partner of WSC Management. Reid S. Walker and G. Stacy Smith are principals of WS Capital. As a result, WSC Management, WS Capital, and Messrs. Reid S. Walker and G. Stacy Smith possess shared power to vote and to direct the disposition of the securities held by the WS Funds. Thus, as of the Reporting Date, for the purposes of Reg. Section 240.13d-3, (i) Steven R. Becker is deemed to beneficially own 1,648,277 Shares, or approximately 3.1% of the Shares deemed issued and outstanding as of the Reporting Date and (ii) WSC Management, WS Capital, and Messrs. Reid S. Walker and G. Stacy Smith are deemed to beneficially own 1,186,243 Shares, or approximately 2.2% of the Shares deemed issued and outstanding as of the Reporting Date. Each of the reporting persons hereby expressly disclaims membership in a “group” under Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder with respect to the Shares reported herein, and this Schedule 13G shall not be deemed to be an admission that any such reporting person is a member of such a group.

Item 1(a).	Name of Issuer: Vertical Communications, Inc.

Item 1(b).	Address of Issuer's Principal Executive Offices:
Ten Canal Park
Cambridge, MA 02141

Item 2(a).	Name of Person Filing:
Steven R. Becker
WS Capital, L.L.C.
WS Capital Management, L.P.
Reid S. Walker
G. Stacy Smith

Item 2(b).	Address of Principal Business Office or if none, Residence:
300 Crescent Court, Suite 1111
Dallas, Texas 75201

Item 2(c).	Citizenship:
	Steven R. Becker:	United States
	WS Capital, L.L.C.:	Texas
	WS Capital Management, L.P:	Texas
	Reid S. Walker:	United States
	G. Stacy Smith:	United States

Item 2(d).	Title of Class of Securities: Common stock, $0.01 par value per share

Item 2(e).	CUSIP Number: 04314L205

Item 3.	Not Applicable

Item 4.	Ownership:

(a)	Amount Beneficially Owned:
	Steven R. Becker:	1,648,277*

* Based on information set forth on the Form 10-Q of Vertical Communications, Inc. (the “Company”), as filed with the Securities and Exchange Commission (the “SEC”) on November 19, 2007, there were 52,359,134 shares of the Company’s common stock, par value $0.01 per share (the “Shares”), issued and outstanding as of November 1, 2007. As of December 31, 2007 (the “Reporting Date”), SRB Greenway Capital, L.P. (“SRBGC”) owned (i) 39,857 Shares, and (ii) 72 shares of the Company's preferred stock, par value $1.00 per share (the "Preferred Stock"), which are convertible into 91,139 Shares, SRB Greenway Capital (Q.P.), L.P. (“SRBQP”) owned (i) 713,686 Shares, and (ii) 563 shares of Preferred Stock, which are convertible into 712,658 Shares, and SRB Greenway Offshore Operating Fund, L.P. (“SRB Offshore” and collectively with SRBGC and SRBQP, the "Greenway Funds") owned (i) 45,367 Shares, and (ii) 36 shares of Preferred Stock, which are convertible into 45,570 Shares. SRB Management, L.P. (“SRB Management”) is the general partner of SRBGC and SRBQP and the general partner and investment manager of SRB Offshore. BC Advisors, LLC (“BCA”) is the general partner of SRB Management. Steven R. Becker is the sole principal of BCA. As a result, Mr. Becker possesses sole power to vote and to direct the disposition of the securities held by the Greenway Funds. In addition, as of the Reporting Date, Walker Smith Capital, L.P. (“WSC”) owned (i) 12,789 Shares, and (ii) 41 shares of Preferred Stock, which are convertible into 51,899 Shares, Walker Smith Capital (Q.P.), L.P. (“WSCQP”) owned (i) 72,956 Shares, and (ii) 231 shares of Preferred Stock, which are convertible into 292,405 Shares, Walker Smith International Fund, Ltd. (“WS International”) owned (i) 110,046 Shares, and (ii) 348 shares of Preferred Stock, which are convertible into 440,506 Shares and HHMI Investments, L.P. (“HHMI” and collectively with WSC, WSCQP and WS International, the "WS Funds") owned (i) 41,085 Shares, and (ii) 130 shares of Preferred Stock, which are convertible into 164,557 Shares. WS Capital Management, L.P. (“WSC Management”) is the general partner of WSC and WSCQP, the agent and attorney-in-fact for WS International, and the investment manager for HHMI. WS Capital, L.L.C. (“WS Capital”) is the general partner of WSC Management. Reid S. Walker and G. Stacy Smith are principals of WS Capital. As a result, WSC Management, WS Capital, and Messrs. Reid S. Walker and G. Stacy Smith possess shared power to vote and to direct the disposition of the securities held by the WS Funds. Thus, as of the Reporting Date, for the purposes of Reg. Section 240.13d-3, (i) Steven R. Becker is deemed to beneficially own 1,648,277 Shares, or approximately 3.1% of the Shares deemed issued and outstanding as of the Reporting Date and (ii) WSC Management, WS Capital, and Messrs. Reid S. Walker and G. Stacy Smith are deemed to beneficially own 1,186,243 Shares, or approximately 2.2% of the Shares deemed issued and outstanding as of the Reporting Date. Each of the reporting persons hereby expressly disclaims membership in a “group” under Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder with respect to the Shares reported herein, and this Schedule 13G shall not be deemed to be an admission that any such reporting person is a member of such a group.

WS Capital, L.L.C.:	1,186,243*
WS Capital Management, L.P.:	1,186,243*
Reid S. Walker:	1,186,243*
G. Stacy Smith:	1,186,243*

(b)	Percent of Class:
	Steven R. Becker:	3.1%*

* Based on information set forth on the Form 10-Q of Vertical Communications, Inc. (the “Company”), as filed with the Securities and Exchange Commission (the “SEC”) on November 19, 2007, there were 52,359,134 shares of the Company’s common stock, par value $0.01 per share (the “Shares”), issued and outstanding as of November 1, 2007. As of December 31, 2007 (the “Reporting Date”), SRB Greenway Capital, L.P. (“SRBGC”) owned (i) 39,857 Shares, and (ii) 72 shares of the Company's preferred stock, par value $1.00 per share (the "Preferred Stock"), which are convertible into 91,139 Shares, SRB Greenway Capital (Q.P.), L.P. (“SRBQP”) owned (i) 713,686 Shares, and (ii) 563 shares of Preferred Stock, which are convertible into 712,658 Shares, and SRB Greenway Offshore Operating Fund, L.P. (“SRB Offshore” and collectively with SRBGC and SRBQP, the "Greenway Funds") owned (i) 45,367 Shares, and (ii) 36 shares of Preferred Stock, which are convertible into 45,570 Shares. SRB Management, L.P. (“SRB Management”) is the general partner of SRBGC and SRBQP and the general partner and investment manager of SRB Offshore. BC Advisors, LLC (“BCA”) is the general partner of SRB Management. Steven R. Becker is the sole principal of BCA. As a result, Mr. Becker possesses sole power to vote and to direct the disposition of the securities held by the Greenway Funds. In addition, as of the Reporting Date, Walker Smith Capital, L.P. (“WSC”) owned (i) 12,789 Shares, and (ii) 41 shares of Preferred Stock, which are convertible into 51,899 Shares, Walker Smith Capital (Q.P.), L.P. (“WSCQP”) owned (i) 72,956 Shares, and (ii) 231 shares of Preferred Stock, which are convertible into 292,405 Shares, Walker Smith International Fund, Ltd. (“WS International”) owned (i) 110,046 Shares, and (ii) 348 shares of Preferred Stock, which are convertible into 440,506 Shares and HHMI Investments, L.P. (“HHMI” and collectively with WSC, WSCQP and WS International, the "WS Funds") owned (i) 41,085 Shares, and (ii) 130 shares of Preferred Stock, which are convertible into 164,557 Shares. WS Capital Management, L.P. (“WSC Management”) is the general partner of WSC and WSCQP, the agent and attorney-in-fact for WS International, and the investment manager for HHMI. WS Capital, L.L.C. (“WS Capital”) is the general partner of WSC Management. Reid S. Walker and G. Stacy Smith are principals of WS Capital. As a result, WSC Management, WS Capital, and Messrs. Reid S. Walker and G. Stacy Smith possess shared power to vote and to direct the disposition of the securities held by the WS Funds. Thus, as of the Reporting Date, for the purposes of Reg. Section 240.13d-3, (i) Steven R. Becker is deemed to beneficially own 1,648,277 Shares, or approximately 3.1% of the Shares deemed issued and outstanding as of the Reporting Date and (ii) WSC Management, WS Capital, and Messrs. Reid S. Walker and G. Stacy Smith are deemed to beneficially own 1,186,243 Shares, or approximately 2.2% of the Shares deemed issued and outstanding as of the Reporting Date. Each of the reporting persons hereby expressly disclaims membership in a “group” under Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder with respect to the Shares reported herein, and this Schedule 13G shall not be deemed to be an admission that any such reporting person is a member of such a group.

WS Capital, L.L.C.:	2.2%*
WS Capital Management, L.P:	2.2%*
Reid S. Walker:	2.2%*
G. Stacy Smith:	2.2%*

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote:
	Steven R. Becker:	1,648,277*

(ii)	shared power to vote or to direct the vote:
	WS Capital, L.L.C.:	1,186,243*
	WS Capital Management, L.P.:	1,186,243*
	Reid S. Walker:	1,186,243*
	G. Stacy Smith:	1,186,243*

* Based on information set forth on the Form 10-Q of Vertical Communications, Inc. (the “Company”), as filed with the Securities and Exchange Commission (the “SEC”) on November 19, 2007, there were 52,359,134 shares of the Company’s common stock, par value $0.01 per share (the “Shares”), issued and outstanding as of November 1, 2007. As of December 31, 2007 (the “Reporting Date”), SRB Greenway Capital, L.P. (“SRBGC”) owned (i) 39,857 Shares, and (ii) 72 shares of the Company's preferred stock, par value $1.00 per share (the "Preferred Stock"), which are convertible into 91,139 Shares, SRB Greenway Capital (Q.P.), L.P. (“SRBQP”) owned (i) 713,686 Shares, and (ii) 563 shares of Preferred Stock, which are convertible into 712,658 Shares, and SRB Greenway Offshore Operating Fund, L.P. (“SRB Offshore” and collectively with SRBGC and SRBQP, the "Greenway Funds") owned (i) 45,367 Shares, and (ii) 36 shares of Preferred Stock, which are convertible into 45,570 Shares. SRB Management, L.P. (“SRB Management”) is the general partner of SRBGC and SRBQP and the general partner and investment manager of SRB Offshore. BC Advisors, LLC (“BCA”) is the general partner of SRB Management. Steven R. Becker is the sole principal of BCA. As a result, Mr. Becker possesses sole power to vote and to direct the disposition of the securities held by the Greenway Funds. In addition, as of the Reporting Date, Walker Smith Capital, L.P. (“WSC”) owned (i) 12,789 Shares, and (ii) 41 shares of Preferred Stock, which are convertible into 51,899 Shares, Walker Smith Capital (Q.P.), L.P. (“WSCQP”) owned (i) 72,956 Shares, and (ii) 231 shares of Preferred Stock, which are convertible into 292,405 Shares, Walker Smith International Fund, Ltd. (“WS International”) owned (i) 110,046 Shares, and (ii) 348 shares of Preferred Stock, which are convertible into 440,506 Shares and HHMI Investments, L.P. (“HHMI” and collectively with WSC, WSCQP and WS International, the "WS Funds") owned (i) 41,085 Shares, and (ii) 130 shares of Preferred Stock, which are convertible into 164,557 Shares. WS Capital Management, L.P. (“WSC Management”) is the general partner of WSC and WSCQP, the agent and attorney-in-fact for WS International, and the investment manager for HHMI. WS Capital, L.L.C. (“WS Capital”) is the general partner of WSC Management. Reid S. Walker and G. Stacy Smith are principals of WS Capital. As a result, WSC Management, WS Capital, and Messrs. Reid S. Walker and G. Stacy Smith possess shared power to vote and to direct the disposition of the securities held by the WS Funds. Thus, as of the Reporting Date, for the purposes of Reg. Section 240.13d-3, (i) Steven R. Becker is deemed to beneficially own 1,648,277 Shares, or approximately 3.1% of the Shares deemed issued and outstanding as of the Reporting Date and (ii) WSC Management, WS Capital, and Messrs. Reid S. Walker and G. Stacy Smith are deemed to beneficially own 1,186,243 Shares, or approximately 2.2% of the Shares deemed issued and outstanding as of the Reporting Date. Each of the reporting persons hereby expressly disclaims membership in a “group” under Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder with respect to the Shares reported herein, and this Schedule 13G shall not be deemed to be an admission that any such reporting person is a member of such a group.

(iii)	sole power to dispose or to direct the disposition of:
	Steven R. Becker:	1,648,277*

(iv)	shared power to dispose or to direct the disposition of:
	WS Capital, L.L.C.:	1,186,243*
	WS Capital Management, L.P.:	1,186,243*
	Reid S. Walker:	1,186,243*
	G. Stacy Smith:	1,186,243*

Item 5.	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:
Not applicable.

Item 7.	Identification and Classification of Subsidiary Which Acquired the Securities:
Not applicable.

* Based on information set forth on the Form 10-Q of Vertical Communications, Inc. (the “Company”), as filed with the Securities and Exchange Commission (the “SEC”) on November 19, 2007, there were 52,359,134 shares of the Company’s common stock, par value $0.01 per share (the “Shares”), issued and outstanding as of November 1, 2007. As of December 31, 2007 (the “Reporting Date”), SRB Greenway Capital, L.P. (“SRBGC”) owned (i) 39,857 Shares, and (ii) 72 shares of the Company's preferred stock, par value $1.00 per share (the "Preferred Stock"), which are convertible into 91,139 Shares, SRB Greenway Capital (Q.P.), L.P. (“SRBQP”) owned (i) 713,686 Shares, and (ii) 563 shares of Preferred Stock, which are convertible into 712,658 Shares, and SRB Greenway Offshore Operating Fund, L.P. (“SRB Offshore” and collectively with SRBGC and SRBQP, the "Greenway Funds") owned (i) 45,367 Shares, and (ii) 36 shares of Preferred Stock, which are convertible into 45,570 Shares. SRB Management, L.P. (“SRB Management”) is the general partner of SRBGC and SRBQP and the general partner and investment manager of SRB Offshore. BC Advisors, LLC (“BCA”) is the general partner of SRB Management. Steven R. Becker is the sole principal of BCA. As a result, Mr. Becker possesses sole power to vote and to direct the disposition of the securities held by the Greenway Funds. In addition, as of the Reporting Date, Walker Smith Capital, L.P. (“WSC”) owned (i) 12,789 Shares, and (ii) 41 shares of Preferred Stock, which are convertible into 51,899 Shares, Walker Smith Capital (Q.P.), L.P. (“WSCQP”) owned (i) 72,956 Shares, and (ii) 231 shares of Preferred Stock, which are convertible into 292,405 Shares, Walker Smith International Fund, Ltd. (“WS International”) owned (i) 110,046 Shares, and (ii) 348 shares of Preferred Stock, which are convertible into 440,506 Shares and HHMI Investments, L.P. (“HHMI” and collectively with WSC, WSCQP and WS International, the "WS Funds") owned (i) 41,085 Shares, and (ii) 130 shares of Preferred Stock, which are convertible into 164,557 Shares. WS Capital Management, L.P. (“WSC Management”) is the general partner of WSC and WSCQP, the agent and attorney-in-fact for WS International, and the investment manager for HHMI. WS Capital, L.L.C. (“WS Capital”) is the general partner of WSC Management. Reid S. Walker and G. Stacy Smith are principals of WS Capital. As a result, WSC Management, WS Capital, and Messrs. Reid S. Walker and G. Stacy Smith possess shared power to vote and to direct the disposition of the securities held by the WS Funds. Thus, as of the Reporting Date, for the purposes of Reg. Section 240.13d-3, (i) Steven R. Becker is deemed to beneficially own 1,648,277 Shares, or approximately 3.1% of the Shares deemed issued and outstanding as of the Reporting Date and (ii) WSC Management, WS Capital, and Messrs. Reid S. Walker and G. Stacy Smith are deemed to beneficially own 1,186,243 Shares, or approximately 2.2% of the Shares deemed issued and outstanding as of the Reporting Date. Each of the reporting persons hereby expressly disclaims membership in a “group” under Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder with respect to the Shares reported herein, and this Schedule 13G shall not be deemed to be an admission that any such reporting person is a member of such a group.

Item 8.	Identification and Classification of Members of the Group:
Not applicable.

Item 9.	Notice of Dissolution of Group:
Not applicable.

Item 10.	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 12, 2008

/s/ Steven R. Becker
Steven R. Becker

/s/ Reid S. Walker
REID S. WALKER

/s/ G. Stacy Smith
G. STACY SMITH

WS CAPITAL, L.L.C.

By: /s/ Reid S. Walker
Reid S. Walker, Member

WS CAPITAL MANAGEMENT, L.P.

By:	WS Capital, L.L.C., its general partner

By:	/s/ Reid S. Walker
Reid S. Walker, Member

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)